                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2003

                                -----------------


                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                      4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)


                                -----------------


             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form
                                     40-F.]

                         Form 20-F   X   Form 40-F
                                   -----           -----


  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes       No   X
                                   -----    -----


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 20, 2003

                                   MITSUBISHI TOKYO FINANCIAL GROUP, INC.



                                   By:    /s/ Atsushi Inamura
                                          --------------------------------------
                                      Name:   Atsushi Inamura
                                      Title:  Chief Manager, General Affairs
                                              Corporate Administration Division

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                                          Mitsubishi Tokyo Financial Group, Inc.



Notice concerning the number of shares to be issued with respect to the issuance of new shares by allocation to a third party

Tokyo, March 20, 2003---Mitsubishi Tokyo Financial Group, Inc. (MTFG; President:
Shigemitsu Miki) announces that the number of shares to be issued by allocation to a third party and other relevant matters, which were resolved at the meetings of the board of directors held on February 7 and February 17, 2003, has been fixed as stated below;

The number of shares to be issued                                  35,694 shares
The total amount of issue price                     Japanese Yen 16,262,186,400-



For further information, please contact:
Kohei Tsushima, General Manager, Public Relations Office
Tel: 81-3-3240-8149

Not to Be Circulated in the United States.
These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States has been and will be made by means of a prospectus that may be obtained from the Company. Such prospectus contains detailed information about the Company and management, as well as financial statements. A part of the proposed offering has been registered in the United States under a registration statement filed under the U.S. Securities Act of 1933.

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(Reference information)

1. For detailed information with respect to the issuance of new shares by allocation to a third party, which was resolved at the meetings of the board of directors held on February 7 and February 17, 2003 together with the issuance of new shares in the offering, secondary offering of our shares and secondary offering conducted by exercise of over-allotment option, please refer to the press releases entitled "Notice concerning issuance of new shares and secondary offering of our shares" and "Notice concerning the decision relating to the issuance of new shares and the secondary offering of our shares," both of which have been submitted on Form 6-K to the SEC via EDGAR and are available on its website.

2.   Outstanding shares

     Current outstanding shares                             Common stock                         6,196,467.72 shares
                                                            Class 1 preferred shares                   81,400 shares
                                                            Class 2 preferred shares                  100,000 shares
                                                            Total                                6,377,867.72 shares
     Number of shares to be newly issued                    Common stock                               35,694 shares
     Outstanding shares after issuing new shares            Common stock                         6,232,161.72 shares
                                                            Class 1 preferred shares                   81,400 shares
                                                            Class 2 preferred shares                  100,000 shares
                                                            Total                                6,413,561.72 shares

Not to Be Circulated in the United States.
These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States has been and will be made by means of a prospectus that may be obtained from the Company. Such prospectus contains detailed information about the Company and management, as well as financial statements. A part of the proposed offering has been registered in the United States under a registration statement filed under the U.S. Securities Act of 1933.